Exhibit 99.1

Company Contact:

Financial:
Pat Di Lillo
Vice President, Chief Financial & Administrative Officer 1-514-397-2592 pdilillo@birksgroup.com

Media:
Eva Hartling
Vice President, Birks Brand & Chief Marketing Officer 1-514-397-2496 ehartling@birksgroup.com

BIRKS GROUP ANNOUNCES SALES GROWTH

AND NET INCOME FOR FISCAL 2017

Montreal, Quebec. June 23, 2017 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT LLC: BGI), which operates 46 luxury jewelry stores in Canada, Florida and Georgia, reported financial results on June 23, 2017 for the fiscal year ended March 25, 2017 (“fiscal 2017”). Net sales increased by $1.1 million in fiscal 2017 and the Company recorded net income of $4.9 million. All amounts are in U.S. dollars.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented “Our fiscal 2017 results are reflective of our resiliency as a Company to adapt in a constantly changing and very challenging retail environment in North America. Despite current retail conditions in Canada, our sales grew by $1.1 million over last year. We posted net earnings of $4.9 million due to a strong performance in the US, in line with our fiscal 2016 net earnings of $5.4 million. Our continued successes are attributable to our dedication to enhancing customer experiences through our new store designs, our new collections and our creative marketing campaigns. Management is focused on growing the Birks brand through a consumer-centric approach involving creative marketing and the launch of new jewelry collections. We believe that the execution of our strategies will allow the Company to achieve its objectives in fiscal 2018.”

Fiscal 2017 Financial Overview:

•	Net sales were $286.9 million for fiscal 2017, an increase of $1.1 million compared to net sales of $285.8 million in fiscal year ended March 26, 2016 (“fiscal 2016”). Net sales were $3.6 million higher than last year on a constant currency basis (see “Non-GAAP measures”) after excluding $2.5 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar;

•	Comparable store sales and comparable store sales calculated on a constant-exchange rate basis (see “Non-GAAP measures”) both increased by 1% compared to the prior fiscal year ended March 26, 2016;

•	The comparable store sales increase of 1% reflects a 9% comparable store sales increase in the U.S, mainly driven by higher timepiece sales reflecting the success of our strategy to introduce new watch brands while expanding our offering of select watch and fine jewelry brands, offset by an 8% decrease in comparable store sales in Canada, primarily driven by difficult economic conditions in Western Canada and decreased spending by certain affluent tourists;

•	Gross profit was $108.4 million, or 37.8% of net sales, for fiscal 2017, compared to $109.4 million, or 38.3% of net sales, for fiscal 2016. The reduction of 50 basis points in gross margin percentage is mainly due to product sales mix and the impact of foreign exchange;

•	Selling, general and administrative expenses (“SG&A”) were $94.2 million, or 32.8% of net sales, in fiscal 2017 compared to $91.1 million, or 31.9% of net sales, in fiscal 2016. The increase is mainly due to additional direct variable costs driven by higher U.S sales and due to the increased use of in-house credit plans that attracted new customers during fiscal 2017, partially offset by the efficiencies that resulted from the operational restructuring plan that was initiated in fiscal 2015;

•	The Company’s fiscal 2017 reported operating income was $8.3 million, a decrease of $7.2 million compared to $15.5 million in fiscal 2016. Adjusted operating income (see “Non-GAAP measures”), which excludes restructuring costs, was $9.2 million, a decrease of $3.8 million compared to $13.0 million in fiscal 2016 (excluding restructuring costs and gain on sale of assets); and

•	Net income for fiscal 2017 was $4.9 million, or $0.27 per share, compared to net income of $5.4 million, or $0.30 per share in fiscal 2016. Excluding the impact of $0.8 million of restructuring charges recorded during fiscal 2017, the Company’s net income for fiscal 2017 was $5.7 million, or $0.32 per share, compared to a net income of $3.0 million or $0.17 per share for fiscal 2016 after excluding the $0.8 million restructuring charges and the $3.2 million of gain on sale of assets.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and Southeastern United States. As of May 31, 2017, the Company operated 26 stores under the Birks brand in most major metropolitan markets in Canada, 17 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

NON-GAAP MEASURES

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant currency basis or constant exchange rate basis). Net sales, comparable store sales and gross profit on a constant exchange rate basis are calculated by taking the current period’s sales and gross profit in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior year. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the previous fiscal year:

Constant Exchange Rate Basis Reconciliation	Fiscal 2017 vs. Fiscal 2016			Fiscal 2016 vs. Fiscal 2015
	GAAP	Translation Effect	Constant- Exchange Rate Basis	GAAP	Translation Effect	Constant- Exchange Rate Basis

Net Sales (in $ 000’s)

Net sales - Retail	1,867	(2,619)	4,486	(11,206)	(19,606)	8,400
Net sales - Other	(772)	146	(918)	(4,605)	(556)	(4,049)

Total Net Sales	1,095	(2,473)	3,568	(15,811)	(20,162)	4,351

Gross Profit (in $ 000’s)

Total Gross Profit	(953)	(383)	(570)	(8,418)	(8,349)	(69)

Constant Exchange Rate Basis Reconciliation	Fiscal 2017 vs. Fiscal 2016
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	0%	-8%
U.S	9%	0%	9%

Total	1%	0%	1%

	Fiscal 2016 vs. Fiscal 2015
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	-14%	6%
U.S	1%	0%	1%

Total	-4%	-7%	3%

	Fiscal 2015 vs. Fiscal 2014
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	-20%	12%
U.S	19%	0%	19%

Total	1%	-15%	16%

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating performance using financial measures which exclude expenses associated with operational restructuring plans, a non-recurring gain on disposal of the corporate sales division and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	Year ended March 25, 2017
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	100,102	(842)	—	—	99,260
as a % of net sales	34.9%				34.6%

Operating income	8,332	842	—	—	9,174
as a % of net sales	2.9%				3.2%

Reconciliation of non-GAAP measures	Year ended March 26, 2016
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	93,879	(754)	3,229	—	96,354
as a % of net sales	32.8%				33.7%

Operating income	15,508	754	(3,229)	—	13,033
as a % of net sales	5.4%				4.6%

Reconciliation of non-GAAP measures	Year ended March 28, 2015
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	112,509	(2,604)	—	(238)	109,667
as a % of net sales	37.3%				36.4%

Operating income	5,296	2,604	—	238	8,138
as a % of net sales	1.8%				2.7%

(a)	Expenses associated with the Company’s operational restructuring plan
(b)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016
(c)	Non-recurring loss associated with the decision to abandon a software project and a Birks retail shop-in-shop in fiscal 2015

The Company did not present such non-GAAP measures in prior years.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the execution of its strategies will allow the Company to continue to produce positive results in fiscal 2018 and that it’s Non-GAAP measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 25, 2017	Fiscal Year Ended March 26, 2016

Net sales	$286,921	$285,826
Cost of sales	178,487	176,439

Gross profit	108,434	109,387

Selling, general and administrative expenses	94,226	91,125
Restructuring charges	842	754
Depreciation and amortization	5,034	5,229
Gain on sale of assets	—	(3,229)
Impairment of long-lived assets	—	—

Total operating expenses	100,102	93,879

Operating income	8,332	15,508
Interest and other financing costs	8,681	10,020
Debt extinguishment charges	—	—

Income (loss) before income taxes	(349)	5,488
Income tax expense	(5,277)	50

Net income (loss)	$4,928	$5,438

Weighted average shares outstanding:
Basic	17,961	17,961
Diluted	18,418	17,961

Net income (loss) per share:
Basic	$0.27	$0.30
Diluted	$0.27	$0.30

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	March 25, 2017	March 26, 2016
Assets
Current assets:
Cash and cash equivalents	$1,944	$2,344
Accounts receivable	13,561	10,293
Inventories	132,069	137,839
Prepaids and other current assets	2,191	1,793

Total current assets	149,765	152,269

Property and equipment	22,990	29,419
Intangible assets	690	792
Other assets	190	493
Deferred income taxes	5,303	—

Total non-current assets	29,173	30,704

Total assets	$178,938	$182,973

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$70,434	$62,431
Accounts payable	46,657	46,730
Accrued liabilities	8,386	9,040
Current portion of long-term debt	2,810	5,634

Total current liabilities	128,287	123,835

Long-term debt	30,525	46,651
Other long-term liabilities	7,330	4,783

Total long-term liabilities	37,855	51,434

Stockholders’ equity:
Common stock	69,601	69,601
Additional paid-in capital	16,372	16,216
Accumulated deficit	(73,921)	(78,849)
Accumulated other comprehensive income	744	736

Total stockholders’ equity	12,796	7,704

Total liabilities and stockholders’ equity	$178,938	$182,973